                       SECURITIES AND EXCHANGE COMMISSION
                            450 Fifth  Street,  N.W.
                          Washington, D.C. 20549-1004


                                   FORM 11-K


(Mark One)


         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


For the nine months ended December 31, 1994


                                       Or


         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



For a transition period from __________ to __________



Commission file number    1-892
                         _______

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                 TRAMCO, INC. PROFIT-FUNDED RETIREMENT SAVINGS PLAN


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                  The B.F.Goodrich Company
                                  3925 Embassy Parkway
                                  Akron, Ohio 44333-1799

                                REQUIRED INFORMATION


         1.      Audited Financial Statements for the Plan.

                 The Report of Independent Auditors; Statement of Net Assets Available for Plan Benefits as of December 31, 1994;
                 Statement of Changes in Net Assets Available for
                 Plan Benefits for the nine months then ended; and Supplemental Schedules are attached hereto.

         2.      Exhibit

                 Consent of Independent Auditors


                             SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, The Tramco, Inc. Profit-Funded Retirement Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       TRAMCO, INC.
                                       PROFIT-FUNDED RETIREMENT SAVINGS PLAN




Date: June 28, 1995                    /s/James R. Naylor
                                       ---------------------------
                                       James R. Naylor
                                       Member, Plan Committee





               Tramco, Inc. Profit-Funded Retirement Savings Plan

       Form 5500 Item 27d--Schedule of Reportable Transactions--Continued

                      Nine Months Ended December 31, 1994



                                        Number of    Number       Value of       Value of       Net Gain
         Description of Assets          Purchases    of Sales     Purchases        Sales        or (Loss)
- -----------------------------------------------------------------------------------------------------------
 CATEGORY (C)--SERIES OF TRANSACTIONS
  IN EXCESS OF 5% OF PLAN ASSETS

 Mellon Bank, N.A. EB Intermediate
  Bond Fund*                              5             6         $10,142,191     $3,493,088    $  13,609

 Mellon Bank, N.A. EB Stock Fund*        13            12          16,410,301      4,524,514      (60,553)

 Mellon Bank, N.A. E B Temporary
  Investment Fund*                      455           223          14,985,303     16,223,057



           *     Indicates party-in-interest to the Plan.

                         Audited Financial Statements and
                         Supplemental Schedules


                         TRAMCO, INC. PROFIT-FUNDED
                         RETIREMENT SAVINGS PLAN


                         December 31, 1994
                         with Report of Independent Auditors

               Tramco, Inc. Profit-Funded Retirement Savings Plan

                          Audited Financial Statements
                           and Supplemental Schedules
                               December 31, 1994

                                    CONTENTS


Report of Independent Auditors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1

AUDITED FINANCIAL STATEMENTS

Statements of Net Assets Available for Plan Benefits . . . . . . . . . . . . . . . . . . . . . . . .     2
Statements of Changes in Net Assets Available for
    Plan Benefits  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     3
Notes to the Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     4

SUPPLEMENTAL SCHEDULES

Form 5500 Item 27a - Schedule of Assets Held for
    Investment Purposes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  . . . . . . . .    10
Form 5500 Item 27d - Schedule of Reportable Transactions. . . . . . . . . . . . . . . . . . . . . .     11

                         Report of Independent Auditors

Plan Committee of the Tramco, Inc.
  Profit-Funded Retirement Savings Plan
  Everett, Washington

We have audited the accompanying statement of net assets available for plan benefits of the Tramco, Inc. Profit-Funded Retirement Savings Plan as of December 31, 1994 and the related statement of changes in net assets available for plan benefits for the nine months then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Tramco, Inc. Profit-Funded Retirement Savings Plan for the year ended March 31, 1994, were audited by other auditors whose report dated September 23, 1994 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the December 31, 1994 financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Tramco, Inc. Profit-Funded Retirement Savings Plan at December 31, 1994, and the changes in its net assets available for plan benefits for the nine months then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the December 31, 1994 financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1994, and reportable transactions for the nine months then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the December 31, 1994 financial statements and, in our opinion, are fairly stated in all material respects in relation to the December 31, 1994 financial statements taken as a whole.

Cleveland, Ohio
June 12, 1995


        Tramco, Inc. Profit-Funded Retirement Savings Plan

        Statements of Net Assets Available for Plan Benefits



                                             DECEMBER 31, 1994
                                 ---------------------------------------------------------------------
                                        MONEY     FIXED
                                        MARKET    INCOME      EQUITY    BALANCED   BFGOODRICH   LOAN                  MARCH 31,
                                        FUND      FUND         FUND       FUND     STOCK FUND   FUND      TOTAL         1994
                                 -----------------------------------------------------------------------------------------------
ASSETS
Investments at fair value
 Notes A and C:
  Common Stock of The
   BFGoodrich Company                                                             $  286,622            $   286,622
  Common trust funds                   $331,689   $191,574  $2,222,754 $16,736,479     3,774             19,486,270    $3,950,757
  Common and preferred stocks                                                                                          11,725,421
  Partnership interests                                                     27,476                            27,476       68,572
  U.S. Government securities                                                                                            5,045,417
  Loans to participants                                                                        2,673,649   2,673,649      342,853
                                 ------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS                       331,689    191,574   2,222,754  16,763,955    290,396  2,673,649  22,474,017   21,133,020

Receivables:
  Participant contributions receivable      850      1,252       2,640       8,573        802                 14,117
  Employer contributions receivable      99,053     63,594     523,585   1,923,206     87,695              2,697,133
  Dividends and interest receivable         515        928       6,059      69,346      3,670                 80,518      128,952
  Receivable from investments sold                                                      2,228                  2,228
  Interfund receivable                      442      6,467      29,662                 10,423     69,550     116,544
                                 ------------------------------------------------------------------------------------------------
TOTAL RECEIVABLES                       100,860     72,241     561,946   2,001,125    104,818     69,550   2,910,540      128,952
Cash                                                            19,082       6,362                            25,444      135,629
                                 ------------------------------------------------------------------------------------------------
TOTAL ASSETS                            432,549    263,815   2,803,782  18,771,442    395,214  2,743,199  25,410,001   21,397,601

LIABILITIES
Interfund payable                                                          116,544                           116,544
Other liabilities                           934        491       4,066      47,019        367                 52,877       94,327
                                 ------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                           934        491       4,066     163,563        367                169,421       94,327
                                 ------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS                             $431,615   $263,324  $2,799,716 $18,607,879 $  394,847 $2,743,199 $25,240,580  $21,303,274
                                 ================================================================================================


See notes to financial statements.

                Tramco, Inc. Profit-Funded Retirement Savings Plan

        Statements of Changes in Net Assets Available for Plan Benefits




                                                   NINE MONTHS ENDED DECEMBER 31, 1994
                                    -------------------------------------------------------------------                    YEAR
                                    MONEY         FIXED                                                                    ENDED
                                    MARKET        INCOME     EQUITY     BALANCED    BFGOODRICH    LOAN                    MARCH 31,
                                    FUND          FUND       FUND       FUND        STOCK FUND    FUND       TOTAL          1994
                                    -----------------------------------------------------------------------------------------------
ADDITIONS
Investment income:
  Net appreciation (depreciation)
      in fair value of investments                $ 1,814   $ 54,824     $ 58,788    $  1,006                $ 116,432    $(442,421)
  Interest and dividends           $ 10,641           828      3,877      213,025       8,176     $ 71,149     307,696      654,456
                                    -----------------------------------------------------------------------------------------------
                                     10,641         2,642     58,701      271,813       9,182       71,149     424,128      212,035

Contributions:
  Participants                       55,447        58,330    374,683      911,919      63,013                1,463,392
  Tramco, Inc.                       99,053        63,594    523,585    2,013,456      87,695                2,787,383    3,649,984
                                    -----------------------------------------------------------------------------------------------
                                    154,500       121,924    898,268    2,925,375     150,708                4,250,775    3,649,984
                                    -----------------------------------------------------------------------------------------------
TOTAL ADDITIONS                     165,141       124,566    956,969    3,197,188     159,890       71,149   4,674,903    3,862,019

DEDUCTIONS
Distributions                        13,351         3,458     21,273      427,932       5,868                  471,882      327,988
Expenses                              4,340         2,437     26,515      229,866       2,557                  265,715      248,709
                                    -----------------------------------------------------------------------------------------------
TOTAL DEDUCTIONS                     17,691         5,895     47,788      657,798       8,425                  737,597      576,697
                                    -----------------------------------------------------------------------------------------------

NET INCREASE PRIOR TO INTERFUND
  TRANSFERS                         147,450       118,671    909,181    2,539,390     151,465       71,149   3,937,306    3,285,322
Interfund transfers (net)           284,165       144,653  1,890,535   (4,891,932)    243,382    2,329,197
                                    -----------------------------------------------------------------------------------------------
NET INCREASE (DECREASE)             431,615       263,324  2,799,716   (2,352,542)    394,847    2,400,346   3,937,306    3,285,322

Net assets available for plan benefits
  at beginning of year                    0             0          0   20,960,421           0      342,853  21,303,274   18,017,952
                                    -----------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS AT END OF YEAR      $ 431,615     $ 263,324 $2,799,716  $18,607,879   $ 394,847   $2,743,199 $25,240,580  $21,303,274
                                    ===============================================================================================

See notes to financial statements.

               Tramco, Inc. Profit-Funded Retirement Savings Plan

                        Notes to Financial Statements

                               December 31, 1994





A. SIGNIFICANT ACCOUNTING POLICIES

The accounting records of the Tramco, Inc. Profit-Funded Retirement Savings Plan (the "Plan") are maintained on the accrual basis.

The Plan's investments are stated at fair value. Common Stock of The BFGoodrich Company is valued at the last reported sales price on the last business day of the plan year. Investments in common trust funds represent the Plan's proportionate share of the net assets of each fund. The assets held by the common trust funds are valued at market prices obtained from recognized automated pricing services, records of any exchange, standard financial periodicals or any newspaper of general circulation, subject to approval by the respective funds' trustees. In those instances where there are no readily obtainable market values from any of the above named sources, investments are valued on the basis of estimated values obtained from bankers, brokers, dealers or other qualified appraisers. Loans to participants are valued at cost which approximates fair value.

B. DESCRIPTION OF PLAN

The Plan is a contributory defined contribution plan covering substantially all
full-time employees of Tramco, Inc. (the "Company").   Both the Company and
participants contribute to the Plan. The participants may voluntarily contribute up to 12% of their annual salary, and up to 80% of their group performance bonus. Company contributions are made solely at the discretion of the Company's management. Company elective contributions for the plan year, if any, consist of a Company profit sharing contribution. Participants can elect to have their entire share of the Company's contribution deposited into their plan account, or they can elect to receive up to 45% of such contribution in cash, to a maximum of $1,000. Company contributions deposited in participant accounts at the discretion of plan participants are treated as employee-elected deferrals for tax purposes. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

               Tramco, Inc. Profit-Funded Retirement Savings Plan

B. DESCRIPTION OF PLAN--CONTINUED

A separate account is established for each participant which is credited with the participant's contributions, the Company's elective contributions and investment income earned on the account balance. Forfeited balances of terminated participants' non-vested accounts are allocated pro-rata, based on compensation, to the accounts of remaining plan participants.


Participants are immediately vested with respect to their own contributions plus actual earnings thereon. Participants are vested in Company contributions plus actual earnings at the following percentages based on years of service:
45% before three years, 63% after three years, 82% after four years and 100% after five years. Participants become fully vested upon early or normal retirement, death or disability.

Upon enrollment in the Plan, a participant may direct employer and employee contributions in 5% increments into any of five investment options:

           MONEY MARKET FUND, invests principally in short-term money market instruments of high investment quality.

           FIXED INCOME FUND, invests principally in investment grade bonds of varying durations issued by the United States and state governments and their agencies, and corporations.

           EQUITY FUND, invests principally in a broad range of common stocks issued by corporations.

           BALANCED FUND, invests principally in a balanced mix of stocks and bonds, determined in accordance with expected returns in the stock and bond markets.

           BFGOODRICH STOCK FUND, invests solely in the common stock of The BFGoodrich Company.

Participants may change their investment options quarterly.

              Tramco, Inc. Profit-Funded Retirement Savings Plan

Participants may borrow against their vested account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance as permitted under the Internal Revenue Code (IRC). Loans are repaid with interest to the participants' accounts. Loan terms range from one to five years or up to 30 years for the purchase of a primary residence. Loan transactions are treated as transfers from (to) the investment fund to
(from) the loan fund. Loans are secured by the balance in the participant's vested account balance and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Interest rates range from 6.0% to 8.75%. Principal and interest is paid ratably through weekly payroll deductions.

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, the account balances of all affected participants shall become fully vested and nonforfeitable. Since this is an individual account plan, the Pension Benefit Guaranty Corporation does not guarantee any benefits.

On termination of service, a participant may receive the vested value of his or her account through a single lump sum cash payment or, upon death, disability or retirement, equal monthly annuity payments over an extended period of time.

The foregoing description of the Plan provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions. A copy of this document is available upon request from the Company's human resource department.


C. PLAN AMENDMENTS

Effective April 1, 1994, the Plan was amended to provide for participant contributions and the vesting schedule and investment options described in Note B above. Prior to the amendment of the Plan, participants could not to contribute to the Plan and the Company's contributions were limited to 15% of the participants' aggregate qualifying compensation at the discretion of the Company's Board of Directors. In addition, participants were vested in Company contributions plus actual earnings at the following percentages based on years of service: 20% after three years, 40% after four years, 60% after five years, 80% after six years and 100% after seven years.

              Tramco, Inc. Profit-Funded Retirement Savings Plan

D. INVESTMENTS

The Plan's investments are held in a trust administered by Mellon Bank (the
"Trustee").  During  the nine months ended December 31, 1994 and the year ended
March 31, 1994, the Plan's investments (including investments bought sold as well as held during the year) appreciated (depreciated) in fair value by $116,432 and ($442,421), respectively, as follows:

                                                               NINE
                                                           MONTHS ENDED       YEAR ENDED
                                                            DECEMBER 31,       MARCH 31,
                                                               1994              1994
                                                           -------------------------------

         Common Stock of the BFGoodrich Company            $  1,006
         Common trust funds                                 115,426
         Common and preferred stocks                                             (249,235)
         Partnership interests                                                    (24,853)
         U.S. government securities                                          $   (168,333)
                                                           -------------------------------
                                                           $ 116,432          $  (442,421)
                                                           ===============================

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

                                                               DECEMBER 31,
                                                                  1994
                                                             --------------
Mellon Bank, N.A. EB Stock Fund (118,878 units)              $   11,753,375
Mellon Bank, N.A. EB Intermediate Bond
 Fund (130,828 units)                                             6,547,668
Loans to participants                                             2,673,649

               Tramco, Inc. Profit-Funded Retirement Savings Plan

D. INVESTMENTS--CONTINUED


Investments are stated at fair value in the Plan's statement of net assets available for plan benefits. Cost information is as follows at December 31, 1994.


                                                    Shares or
                                                   Units Held                 Cost
                                                ---------------            ----------
Common Stock of The
 BFGoodrich Company                               6,608 shares           $    288,587
Mellon Bank, N.A. EB
 Temporary Investment Fund                    1,012,138 units               1,012,138
Mellon Bank, N.A. EB
 Intermediate Bond Fund                         130,828 units               6,662,711
Mellon Bank, N.A. EB Active
 Core Bond Fund                                  24,048 units                 178,936
Mellon Bank, N.A. EB
 Stock Fund                                     118,878 units              11,825,234
Partnership interests                             4,630 units                  27,476
Loans to participants                                 --                    2,673,649
                                                                         ------------
Total investments at cost                                                $ 22,668,731
                                                                         ============

               Tramco, Inc. Profit-Funded Retirement Savings Plan

E. INCOME TAX STATUS

The Internal Revenue Service (IRS) has ruled (October, 1986) that the Plan qualifies under Sections 401(a) and 401(k) of the IRC and the Trust of the Plan qualifies under Section 501(a) of the IRC and, therefore, contributions and earnings received by the Trust are not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Committee of the Tramco, Inc. Profit-Funded Retirement Savings Plan is not aware of any course of action or series of events that have occurred including plan amendments made subsequent to the ruling date that might adversely affect the Plan's qualified status.

F. TRANSACTIONS WITH PARTIES-IN-INTEREST


Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant eligibility records are paid by the Company. Other than as described above or pursuant to a certain trust agreement (see Note D), the Plan has had no agreements or transactions with parties-in-interest.

G. NUMBER OF PARTICIPANTS (UNAUDITED)


The number of participants contributing to each of the Plan fund options are as follows:



                                                         December 31, 1994
                                                         -----------------

Money Market Fund                                             252
Fixed Income Fund                                             233
Equity Fund                                                   860
Balanced Fund                                               1,908
BFGoodrich Stock Fund                                         363





               Tramco, Inc. Profit-Funded Retirement Savings Plan

      Form 5500 Item 27a--Schedule of Assets Held for Investment Purposes

                               December 31, 1994


                                                  Description of Investment
                                                   including Maturity Date
          Identity of Issue, Borrower,           Rate of Interest, Collateral          Historical             Current
             Lessor or Similar Party                Par or Maturity Value                 Cost                 Value
- -----------------------------------------------------------------------------------------------------------------------
Common Stock of
  The BFGoodrich Company*                         6,808 shares of common
                                                  stock, $5 par value                  $   288,587           $  286,622
Common Trust Funds:
  Mellon Bank, N.A. EB
   Temporary Investment Fund*                     1,012,138 units                        1,012,138            1,012,138

  Mellon Bank, N.A. EB
   Intermediate Bond Fund*                        130,828 units                          6,662,711            6,547,668

  Mellon Bank, N.A. EB Active
   Core Bond Fund*                                24,048 units                             178,936              173,089

  Mellon Bank, N.A. EB Stock Fund*                118,878 units                         11,825,234           11,753,375
                                                                                       --------------------------------
                                                                                        19,679,019           19,486,270

Partnership Interests:
 KP/Miller Realty Growth
  Fund Ltd. Partnership Interest I                50 Ltd. Partnership Units                  4,000                4,000
 KP/Miller Realty Growth Fund
  Ltd. Partnership Interest II Restricted         40 Ltd. Partnership Units                  1,376                1,376
 KP/Wingate Insured Partners
  Ltd., Partners Unit Series A                    2,000 Ltd. Partnership Units               9,600                9,600
 KP/Templeton Institutuional
  Oil and Gas Fund Limited
  Partnership                                     40 Ltd. Partnership Units                    500                  500
 Wingate Government Mtg. Partners II              2,500 Ltd. Partnership Units              12,000               12,000
                                                                                       --------------------------------
                                                                                            27,476               27,476

Plan Participants*                                Loans bearing interest rates
                                                  between 6.0% and 8.75%                 2,673,649            2,673,649
                                                                                       --------------------------------
                                                                                       $22,668,731          $22,474,017
                                                                                       ================================

* Indicates party-in-interest to the Plan.

                                        Tramco, Inc. Profit-Funded Retirement Savings Plan

                                     Form 5500 Item 27d - Schedule of Reportable Transactions

                                                Nine Months Ended December 31, 1994








             Identity of Party Involved                    Description of Asset           Purchase Price
- ------------------------------------------------------------------------------------------------------------------------

Category (a) - Transactions within the nine month period ended December 31, 1994, with respect of any plan asset, involving an amount in excess of 5% of the current value of plan assets.


Mellon Bank, N.A.*                                  Mellon Bank, N.A. EB Intermediate
                                                            Bond Fund units                   5,061,276

Mellon Bank, N.A.*                                  Mellon Bank, N.A. EB Intermediate
                                                            Bond Fund units                   1,200,000

Mellon Bank, N.A.*                                  Mellon Bank, N.A. EB Intermediate
                                                            Bond Fund units

Mellon Bank, N.A.*                                  Mellon Bank, N.A. EB Intermediate
                                                            Bond Fund units                   3,339,964

Mellon Bank, N.A.*                                  Mellon Bank, N.A. EB Stock Fund
                                                            units                             1,965,953

Mellon Bank, N.A.*                                  Mellon Bank, N.A. EB Stock Fund
                                                            units                             2,941,850

Mellon Bank, N.A.*                                  Mellon Bank, N.A. EB Stock Fund
                                                            units                             2,139,976

Mellon Bank, N.A.*                                  Mellon Bank, N.A. EB Stock Fund
                                                            units                             4,799,987

Mellon Bank, N.A.*                                  Mellon Bank, N.A. EB Stock Fund
                                                            units                             3,799,902

Mellon Bank, N.A.*                                  Mellon Bank, N.A. EB Stock Fund
                                                            units
* Indicates party-in-interest to the Plan.






































                      Expenses                              Value of
                      Incurred           Historical         Asset on           Net
                        with               Cost            Transaction         Gain
  Selling Price      Transaction         of Asset             Date            (Loss)
- --------------------------------------------------------------------------------------

                                       5,061,276             5,061,276

                                       1,200,000             1,200,000

   $3,330,004                          3,314,834             3,330,004        $ 15,170

                                       3,339,964             3,339,964

                                       1,965,953             1,965,953

                                       2,941,850             2,941,850

                                       2,139,976             2,139,976

                                       4,799,987             4,799,987

                                       3,799,902             3,799,902

    3,340,097                          3,407,714             3,340,097          67,617


                                        Tramco, Inc. Profit-Funded Retirement Savings Plan

                                Form 5500 Item 27d - Schedule of Reportable TransactionsNContinued

                                                Nine Months Ended December 31, 1994






             Identity of Party Involved                    Description of Asset            Purchase Price
- --------------------------------------------------------------------------------------------------------------------

Category (a) - Transactions within the nine
month period ended December 31, 1994, with
respect of any plan asset, involving an
amount in excess of 5% of the current value
of plan assets.
Mellon Bank, N.A.*                                  Mellon Bank, N.A EB Temporary
                                                            Investment Fund units           $ 1,831,605


Mellon Bank, N.A.*                                  Mellon Bank, N.A EB Temporary
                                                            Investment Fund units


Mellon Bank, N.A.*                                  Mellon Bank, N.A EB Temporary
                                                            Investment Fund units             1,966,161


Mellon Bank, N.A.*                                  Mellon Bank, N.A EB Temporary
                                                            Investment Fund units

Mellon Bank, N.A.*                                  Mellon Bank, N.A EB Temporary
                                                            Investment Fund units             6,214,407


Mellon Bank, N.A.*                                  Mellon Bank, N.A EB
                                                            Temporary Investment Fund
                                                            units

* Indicates party-in-interest to the Plan.














































                      Expenses                                Value
                      Incurred           Historical           Asset          Net
                        with                Cost            Transaction      Gain
  Selling Price      Transaction          of Asset             Date         (Loss)
- ----------------------------------------------------------------------------------

                                        $ 1,831,605         $ 1,831,605

  $2,677,281                              2,677,281           2,667,281

                                          1,966,161           1,966,161

   1,966,000                              1,966,000           1,966,000

                                          6,214,407           6,214,407

   5,956,763                              5,956,763           5,956,763





               Tramco, Inc. Profit-Funded Retirement Savings Plan

       Form 5500 Item 27d--Schedule of Reportable Transactions--Continued

                      Nine Months Ended December 31, 1994



                                        Number of    Number       Value of       Value of       Net Gain
         Description of Assets          Purchases    of Sales     Purchases        Sales        or (Loss)
- -----------------------------------------------------------------------------------------------------------
 CATEGORY (C)--SERIES OF TRANSACTIONS
 WITHIN THE NINE MONTH PERIOD ENDED
 DECEMBER 31, 1994 INVOLVING SECURITIES
 OF THE SAME ISSUE IF WHEN AGGREGATED,
 INVOLVED AN AMOUNT IN EXCESS OF 5% OF
 THE CURRENT VALUE OF PLAN ASSETS

 Mellon Bank, N.A. EB Intermediate
  Bond Fund*                              5             6         $10,142,191     $3,493,088    $  13,609

 Mellon Bank, N.A. EB Stock Fund*        13            12          16,410,301      4,524,514      (60,553)

 Mellon Bank, N.A. E B Temporary
  Investment Fund*                      455           223          14,985,303     16,223,057

There were no category  (b) or (d)
reportable transactions during the
nine months ended December 31, 1994.

* Indicates party-in-interest to the Plan.